UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 0-16276 CUSIP Number 859317

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sterling Financial Corporation
Full Name of Registrant

N/A
Former Name if Applicable

101 North Pointe Blvd.
Address of Principal Executive Office (Street and Number)

Lancaster, PA 17601-4133
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sterling Financial Corporation (“the Corporation”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 by the due date of May 10, 2007 or by the extension date of May 15, 2007, and accordingly the Corporation is not requesting the five day extension permitted by the rules of the Securities and Exchange Commission.  The Corporation will not be able to file its Form 10-Q within the prescribed period because  additional time is needed to complete the on-going investigation into financial irregularities at its financial services group affiliate, Equipment Finance LLC, as reported in Current Reports on Form 8-K filed with the Commission on April 19 and April 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tito L. Lima, Chief Financial Officer	(717)	735-4547
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STERLING FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2007		/s/ Tito L. Lima
		By	Tito L. Lima
		Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Part IV (3)

On its Current Report on Form 8-K filed with the Commission on April 19, 2007, the Corporation reported that it was conducting an investigation into financial irregularities at its financial services group affiliate, Equipment Finance LLC.  On its Current Report on Form 8-K filed with the Commission on April 30, 2007, the Corporation reported in part as follows:

“Based upon the preliminary information received from the investigation and management's own review, the Board of Directors, upon the recommendation of the Corporation's Disclosure Committee, concluded on April 29, 2007, that the Corporation's previously issued financial statements and all earnings press releases and similar communications issued by the Corporation for fiscal periods commencing on or after January 1, 2004, should no longer be relied upon due to errors in such financial statements resulting from these irregularities. In addition, the reports on the audited financial statements for the three years ended December 31, 2006 and related reports on internal control issued by the Corporation’s independent registered public accounting firm, Ernst & Young LLP, could no longer be relied upon.  Although management has not yet determined the extent of the impact of these irregularities on its financial statements, the impact is expected to be material for years 2006, 2005, and 2004 and may also be material for prior years, depending on the results of the on-going investigation.  In light of these preliminary findings, management and the Audit Committee expect that the Corporation will be required to restate its financial statements for the annual and interim periods between January 1, 2004 and December 31, 2006, which may require the Corporation and its affiliates to raise additional capital.”

The Current Report also stated: “Further, it is unlikely that management will be able to timely file the Corporation’s first quarter financial report on Form 10-Q which is due on or before May 10, 2007.”

For the reasons stated above management expects that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Quarterly Report on Form 10-Q for the period ended March 31, 2007.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).